

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

> **Re: Consolidated Capital Institutional Properties, LP**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on October 25, 2010**
> **File No. 005-47009**
>
> **Aimco Properties, LP**
> **Amendments No. 1 and 2 to Form S-4**
> **Filed on October 25, 2010 and October 28, 2010**
> **File No. 333-169353-01**

Dear Mr. Bezzant:

    We have reviewed your amended filings and response letter dated October 22, 2010, and have the following comments.

<u>Schedule 13E-3</u>

1.   We reissue prior comment 5; certain disclosure responsive to Items 7, 8, and 9 of Schedule 13E-3 is still incorporated by reference from sections other than the "Special Factors" section of the prospectus. Please revise the S-4 so that all disclosure responsive to Items 7, 8, and 9 of Schedule 13E-3 is included in the Special Factors section of the prospectus. See Exchange Act Rule 13e-3(e)(1)(ii).

Form S-4

General

2.   We have reviewed your response to comment 1 in our letter dated October 5, 2010. Please note that in order to calculate whether condition I.B.1. of the Instructions to Form S-3 has been met, your equity must be traded on a public market, such as an exchange. Refer to Securities Act Forms C&DI Question 116.08 available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. While we note that Apartment Investment and Management Company shares are traded on the New York Stock Exchange, it does not appear that the shares of AIMCO Properties, L.P. are listed on a public market. Please provide an analysis of another way AIMCO Properties, L.P. meets the eligibility requirements of Form S-3. In the alternative, please revise your Form S-4 to remove the information required under Items 10 and 11 for AIMCO Properties, L.P. that was incorporated by reference and provide the required disclosure on Form S-4 for AMICO.

Special Factors, page 4

Fairness of the Transaction, page 6

3.   We reissue prior comment 19; please include disclosure following the bullet points explaining why you determined that the benefits of the proposed merger outweighed the costs and risks. See Item 1014(b) of Regulation M-A.

Selected Summary Historical Financial Data of Aimco Properties, L.P., page 24

4.   Please update the financial statements included in the proxy statement/prospectus to reflect the financial results for the third quarter.

The Merger, page 37

Expenses and Fees and Source of Funds, page 44

5.   We note your revised disclosure in response to prior comment 27. Please summarize the collateral securing Aimco OP's Amended and Restated Senior Secured Credit Agreement. See Item 1007(d)(1) of Regulation M-A.

The Merger Agreement, page 45

Election Forms, page 46

6.   We reissue prior comment 29.

If you have questions or comments please contact Adam Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3233. If you require further assistance, you may contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428, or Mellissa Duru, Special Counsel, at (202) 551-3757. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Tom Kluck
Branch Chief

cc: Via Facsimile (213) 621-5396
        Jonathan Friedman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP